SEC MAIL PROCESSING SECTION
RECEIVED
FEB 29 2012
WASH, D.C.
196

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-51278

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SYNERGY INVESTMENT GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8320 UNIVERSITY EXECUTIVE PARK DRIVE, SUITE 112
(No. and Street)

CHARLOTTE (City) NORTH CAROLINA (State) 28262 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TRACY VANHAMME (704) 295-6631
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FAULKNER AND THOMPSON, PA
(Name – *if individual, state last, first, middle name*)

226 N ORTHPARK DRIVE, SUITE 110 (Address) ROCK HILL (City) SOUTH CAROLINA (State) 29730 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

12012162

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Oath or Affirmation

I, **Tracy M. VanHamme,** *swear* (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Synergy Investment Group, LLC,** as of **December 31, 2011,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Tracy M. VanHamme
Signature

Chief Financial Officer
Title

Subscribed and sworn to before me this
28 day of February, 2012.

Notary Public

EVA E MOTLEY
Notary Public
Mecklenburg County
North Carolina
My Commission Expires Aug 16, 2015

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ___ (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- X (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
- ___ (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.
- ___ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ___ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the Securities Investor Protection Corporation Supplemental Report.
- ___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control.
- ___ (p) Schedule of Segregation Requirements and Funds in Segregation-Customers' Regulated Commodity Futures Account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

SYNERGY INVESTMENT GROUP, LLC

(A Limited Liability Company)

REPORT ON AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

SYNERGY INVESTMENT GROUP, LLC

(A Limited Liability Company)

REPORT ON AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2011

SYNERGY INVESTMENT GROUP, LLC
REPORT ON AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

TABLE OF CONTENTS

FAULKNER AND THOMPSON, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT E. FAULKNER
T. DALE THOMPSON

CERTIFIED IN S.C. AND N.C.

226 NORTHPARK DRIVE, SUITE 110
POST OFFICE BOX 2456
ROCK HILL, SOUTH CAROLINA 29732
TELEPHONE: 803-324-3160
FACSIMILE: 803-324-2767

NORTH CAROLINA:
10800 SIKES PLACE, SUITE 300
CHARLOTTE, NORTH CAROLINA 28277
TELEPHONE: 704-541-6180
FACSIMILE: 704-846-3103

INDEPENDENT AUDITORS' REPORT

The Manager and Members
Synergy Investment Group, LLC

We have audited the accompanying statement of financial condition of Synergy Investment Group, LLC (the Company) as of December 31, 2011, and the related statements of income, changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Synergy Investment Group, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Without qualifying our opinion, we draw attention to Note 9 to the financial statements. Subsequent to year-end, the Company entered into an agreement with another broker dealer and transferred all customer accounts to this firm. As a part of the agreement, the Company will withdraw as a broker dealer during March 2012. The Company will continue providing brokerage and financial advisory services to customers as a producing branch of the acquiring broker dealer.

Faulkner and Thompson, P.A.

Faulkner and Thompson, P.A.
Rock Hill, South Carolina
February 27, 2012

SYNERGY INVESTMENT GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

ASSETS		
Cash and cash equivalents	$	417,855
Commissions receivable		105,413
Deposits with clearing organizations		559,117
Receivable from broker-dealers, net of allowance for uncollectible accounts of $102,696		26,273
Other receivables		62,855
Prepaid expenses		10,332
Furniture, equipment and leasehold improvements, net of accumulated depreciation		7,771
Total assets	$	1,189,616

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Payable to broker-dealers	$	235,037
Other accounts payable and accrued expenses		156,213
Total liabilities		391,250
MEMBERS' EQUITY		798,366
Total liabilities and members' equity	$	1,189,616

The accompanying notes are an integral part of these financial statements.

SYNERGY INVESTMENT GROUP, LLC
STATEMENT OF INCOME (LOSS)
For the year ended December 31, 2011

REVENUE	
Commission and related income	$ 6,322,512
Investment advisory fees	142,890
Total revenue	6,465,402
OPERATING EXPENSES	
Non-employee sales commissions	3,752,723
Employee compensation and benefits	970,558
Clearing and execution charges	666,911
Insurance	346,680
Litigation	228,439
Management fees	216,000
License and registration	143,309
Rent and occupancy	117,284
Professional fees	115,932
Miscellaneous expenses	64,817
Bad debts	30,000
Technology	28,871
Advertising and promotion	26,572
Telephone and communications	18,298
Travel and entertainment	14,787
Depreciation and amortization	6,819
Total operating expenses	6,748,000
Net income/(loss)	$(282,598)

The accompanying notes are an integral part of these financial statements.

SYNERGY INVESTMENT GROUP, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the year ended December 31, 2011

MEMBERS' EQUITY, BEGINNING OF YEAR	$	940,964
Contributed capital		140,000
Net income/(loss)	(	282,598)
MEMBERS' EQUITY, END OF YEAR	$	798,366

The accompanying notes are an integral part of these financial statements.

SYNERGY INVESTMENT GROUP, LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2011

CASH FLOW FROM OPERATING ACTIVITIES	
Net income/(loss)	$(282,598)
Adjustments to reconcile net income/(loss) to net cash used for operating activities	
Depreciation and amortization	7,073
Decrease in reserve to uncollectible accounts receivable	(22,304)
Changes in operating assets and liabilities	
Decrease in receivables from clearing organizations	22,269
Decrease in receivable from broker-dealers	48,788
Decrease in prepaid expenses	27,285
Decrease in accounts receivable from related party	32,669
Decrease in accounts payable and accrued expenses	(76,869)
Increase in payable to broker-dealers	19,138
Net cash used for operating activities	(224,549)
CASH FLOW FROM INVESTING ACTIVITIES	
Loss on disposal	577
Net cash provided investing activities	577
CASH FLOW FROM FINANCING ACTIVITIES	
Capital contributions	140,000
Net cash provided by financing activities	140,000
Increase (decrease) in cash	(83,972)
CASH, BEGINNING OF YEAR	501,827
CASH, END OF YEAR	$ 417,855

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Synergy Investment Group, LLC (the Company) is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) formerly the National Association of Securities Dealers, Inc. (NASD). The Company was formed on June 24, 1998 as a North Carolina Limited Liability Company and received its broker-dealer status June 25, 1999. The Company is a wholly-owned subsidiary of Synergy Holding Group, Inc. As a limited liability company, members have limited liability for certain acts. The Company's charter will terminate in the year 2099. The Company has offices in the southeastern United States and throughout other areas in the United States. The Company's primary source of revenue is derived from providing brokerage services and electronic trading facilities to customers who are predominantly middle and upper income individuals and small and middle-market businesses. The Company clears all of its customer transactions through other broker-dealers on a fully disclosed basis.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers investments with an original maturity of three months or less when purchased to be cash equivalents. At December 31, 2011, $559,117 of the Company's cash was required to be deposited with clearing organizations and therefore not included in cash and cash equivalents.

Securities Transactions

Securities transactions, commission revenue and commission expenses are recorded on a trade-date basis. Unrealized gains and losses on securities transactions, if any, are included in riskless principal transactions in the statement of income. Marketable securities are recorded at market value.

Receivable from Brokers or Dealers

Receivable from brokers or dealers is reported at the amount management expects to collect on balances outstanding at year-end. The Company establishes an allowance for uncollectible accounts receivable based on historic experience and any specific customer collection issues that the Company has identified. Uncollectible accounts receivable are written off when settlement is reached for an amount that is less than the historical balance or when the Company has determined the balance will not be collectible.

Fair Value of Financial Instruments

The financial instruments of the Company are reported on the statement of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment is recorded at cost. Minor additions and renewals are expensed in the year incurred. Major additions and renewals are capitalized at cost and depreciated using the straight-line method over the estimated useful lives of the related assets, which range from three to forty years. Leasehold improvements are amortized over the lesser of their economic useful lives or the expected term of the related lease.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income

Investment advisory fees received in advance are recognized as earned.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consisted of the following at December 31, 2011:

Computers and office equipment	$ 69,852
Leasehold improvements	20,475
Computer software	16,096
Furniture and fixtures	7,581
	114,004
Less: Accumulated depreciation and amortization	(106,233)
	$ 7,771

Depreciation and amortization expense for the year ended December 31, 2011 totaled $6,819.

NOTE 4 – INCOME TAXES

The Company, as a limited liability company under the Internal Revenue Code and applicable state statutes, has elected to be treated as a partnership for income tax purposes. Any income or loss of the Company flows through to the members to be taxed at the members' respective rates. Accordingly, no provision has been made for federal or state income taxes in the accompanying financial statements.

NOTE 5 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2011, the Company paid $216,000 to a related party for management, certain employee-related costs and other operational costs.

At December 31, 2011, there were no amounts due from related parties and amounts due to related parties amounted to $4,486.

NOTE 6 – CONCENTRATIONS OF CREDIT RISK

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which are not reflected in these financial statements, to its clearing broker, who maintains the customer accounts and clears the customer transactions. Additionally, this clearing broker provides the clearing and depository operations for the Company's proprietary securities transactions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company performs ongoing credit evaluations of its customers' financial condition as part of the lending process. No single customer accounts for greater than one percent of total revenue.

The Company is required to maintain cash deposits with clearing organizations. Credit risks associated with these accounts are mitigated by using highly rated organizations protected by the Securities Investors Protection Corporation.

NOTE 7 – CONTINGENCIES AND COMMITMENTS

In some instances, the Company can be held liable for trades that have not been closed by certain company representatives. However, management believes the likelihood of such an occurrence is remote, and accordingly, no provision has been recorded in these financial statements.

NOTE 8 – NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (both as defined) not exceed 15 to 1.

At December 31, 2011, the Company had net capital (as defined) of $177,971, which exceeded the minimum net capital requirements by $127,971. The Company's ratio of aggregate indebtedness to net capital was 2.3 to 1 at December 31, 2011.

NOTE 9 – SUBSEQUENT EVENTS

These financial statements considered subsequent events through February 27, 2012, the date the financial statements were available to be issued. The Company is restructuring and will be withdrawing as a broker dealer during March 2012. The Company will continue providing brokerage and financial advisory services to customers as a producing branch of another broker dealer. The representatives currently with the Company will have the option to stay with Synergy Investment Group, LLC. The Company will receive commission overrides off of those representatives. Synergy Investment Group, LLC will focus on recruiting and training representatives for the new broker dealer. These new representatives will be under the Synergy hierarchy.

Revenues of the Company will be reduced substantially as the commissions retained by the Company will be lower. Expenses of the Company will also decrease substantially as it will no longer need to maintain certain expenses and overhead exclusive to a broker dealer.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2011

SYNERGY INVESTMENT GROUP, LLC
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2011

Net Capital	
Total members' equity	$ 798,366
Deductions and/or charges:	
Nonallowable assets:	
Furniture, equipment and leasehold improvements, net	(7,771)
Receivable from broker-dealers and other receivables	(89,128)
Prepaid expenses	(10,332)
Non GAAP liability - Included as net capital adjustment by FINRA	(513,164)
Net capital	$ 177,971
Aggregate Indebtedness	
Items included in the statement of financial condition:	
Payable to broker-dealers	$ 235,037
Other accounts payable and accrued expenses	156,213
Non GAAP liability	22,200
Aggregate indebtedness	$ 413,450
Computation of Basic Net Capital Requirements	
6-2/3% of aggregate indebtedness	$ 27,563
Minimum Dollar Net Capital Requirement	$ 50,000
Net Capital Requirement	$ 50,000
Excess Net Capital	$ 127,971
Ratio: Aggregate Indebtedness to Net Capital	232.31%
Excess Net Capital at 1000%	$ 117,971
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2011)	
Net capital as reported in Company's Part II (unaudited) FOCUS Report	$ 177,971
Net capital per above	$ 177,971

FAULKNER AND THOMPSON, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT E. FAULKNER
T. DALE THOMPSON

CERTIFIED IN S.C. AND N.C.

226 NORTHPARK DRIVE, SUITE 110
POST OFFICE BOX 2456
ROCK HILL, SOUTH CAROLINA 29732
TELEPHONE: 803-324-3160
FACSIMILE: 803-324-2767

NORTH CAROLINA:
10800 SIKES PLACE, SUITE 300
CHARLOTTE, NORTH CAROLINA 28277
TELEPHONE: 704-541-6180
FACSIMILE: 704-846-3103

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Manager and Members
Synergy Investment Group, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Synergy Investment Group, LLC (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Faulkner and Thompson, P.A.
Rock Hill, South Carolina
February 27, 2012

SYNERGY INVESTMENT GROUP, LLC

INDEPENDENT ACCOUNTANTS' REPORT ON
APPLYING AGREED-UPON PROCEDURES
RELATED TO AN ENTITY'S
SIPC ASSESSMENT RECONCILIATION

SYNERGY INVESTMENT GROUP, LLC

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

For the Year Ended December 31, 2011

RECEIVED
SEC MAIL PROCESSING SECTION
FEB 2 9 2012
WASH, D.C.
196

Oath or Affirmation

I, **Tracy VanHamme**, *swear* (or affirm) that, to the best of my knowledge and belief the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) pertaining to the firm of **Synergy Investment Group, LLC,** as of **December 31, 2011,** are true and correct.

Signature

Chief Financial Officer
Title

Subscribed and sworn to before me this 28 day of February, 2012.

Notary Public

EVA E MOTLEY
Notary Public
Mecklenburg County
North Carolina
My Commission Expires Aug 16, 2015

This report ** contains (check all applicable boxes):

_____ (a) Facing page.

_____ (b) Statement of Financial Condition.

_____ (c) Statement of Income (Loss).

_____ (d) Statement of Changes in Financial Condition.

_____ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

_____ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

_____ (g) Computation of Net Capital.

_____ (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.

_____ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

_____ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.

_____ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

__X__ (l) An Oath or Affirmation.

__X__ (m) A copy of the SIPC Supplemental Report.

_____ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

FAULKNER AND THOMPSON, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT E. FAULKNER
T. DALE THOMPSON

CERTIFIED IN S.C. AND N.C.

226 NORTHPARK DRIVE, SUITE 110
POST OFFICE BOX 2456
ROCK HILL, SOUTH CAROLINA 29732
TELEPHONE: 803-324-3160
FACSIMILE: 803-324-2767

NORTH CAROLINA:
10800 SIKES PLACE, SUITE 300
CHARLOTTE, NORTH CAROLINA 28277
TELEPHONE: 704-541-6180
FACSIMILE: 704-846-3103

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Manager and Members of
Synergy Investment Group, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Synergy Investment Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and other specified parties in evaluating Synergy Investment Group, LLC 's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Synergy Investment Group, LLC's management is responsible for Synergy Investment Group, LLC 's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including the general ledger of Synergy Investment Group, LLC and the related canceled checks from the Company's bank statements, noting no differences;
2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers summarizing the details of the general ledger accounts, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers summarizing the details of the general ledger accounts supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Faulkner and Thompson, P.A.

February 27, 2012
Rock Hill, South Carolina

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended ________________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051278 FINRA DEC
SYNERGY INVESTMENT GROUP LLC 16*16
8320 UNIVERSITY EXEC PARK DR STE 112
CHARLOTTE NC 28262-1340

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Tracy VanHamme 704-255-

2. A. General Assessment (item 2e from page 2) $ 9645

B. Less payment made with SIPC-6 filed (exclude interest) (5579

7/29/11
Date Paid

C. Less prior overpayment applied (

D. Assessment balance due or (overpayment) 4066

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 4066

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4066

H. Overpayment carried forward $(__________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Synergy Investment Group LLC
(Name of Corporation, Partnership or other organization)

Tracy M. VanHamme
(Authorized Signature)

Dated the 28 day of February, 20 12.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ ________ ________
Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2011
and ending 12/31, 2011

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,465,401
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,367,334
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Monthly Contract Fee (Deductions in excess of $100,000 require documentation)	240,032
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	2,607,366
2d. SIPC Net Operating Revenues	$ 3,858,035
2e. General Assessment @ .0025	$ 9,645

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